MANAGEMENT DISCUSSION & ANALYSIS
DECEMBER 31, 2009

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

FORWARD LOOKING STATEMENTS

Certain statements contained in this Management Discussion and Analysis (the “MD&A”) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: the availability of funds; mineral exploration and development costs and results, fluctuations of precious metal prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, anticipated budgets and capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, permitting time lines, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

PRELIMINARY INFORMATION

The MD&A is an overview of the activities of SilverCrest Mines Inc. (the “Company”) for the year ended December 31, 2009. The MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 and the notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this Management Discussion & Analysis is April 19, 2010.

Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com.

OVERVIEW

SilverCrest Mines Inc. is an exploration and development company with a portfolio of high grade silver-gold deposits and exploration properties located in Mexico and El Salvador. The Company’s principal project is the Santa Elena gold-silver project in Mexico. The Company has commenced mine construction at its 100% owned Santa Elena gold-silver project located approximately 150 kilometres northeast of Hermosillo in the State of Sonora. The Company has financed the construction of the mine with a brokered private placement of $6,325,000, a gold production contract with Sandstorm Resources Ltd. (”Sandstorm”) of $12,559,200 and a project loan with Macquarie Bank Limited of US$12,500,000 of which US$6,800,000 has been drawn down. Other than the Santa Elena Project, the Company is in the process of exploring and developing its other mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.

OVERALL PERFORMANCE

SANTA ELENA PROJECT HIGHLIGHTS FOR THE REPORTING YEAR

  During the year, the Company’s primary focus was on finalizing financing for the construction of the Santa Elena open pit, heap leach gold-silver project, preparing for construction and receiving several additional permits and agreements for operations.

  The purchase and construction of a 3 stage Cedar Rapids crusher system and a Merrill Crowe processing plant to be used at the Santa Elena Project were completed.

  Sonoran Resources Ltd. of Somerton, Arizona was contracted in August 2009, to construct the Santa Elena Mine under a PCM agreement.

  Pre-construction work was completed during the last half of the year and included; water tank construction, main access road rehabilitation, earthworks for office and warehouse placement, development of an aggregate source, building access to powder magazines, plus clearing and earthworks of the crusher area. Major contractors for construction and mine operations were chosen with agreements being completed.

  The Company completed acquisition of 100% of the Santa Elena project in October 2009 by paying US$1,575,000 in cash and issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share.

  Major construction of the 2,500 tonne per day, open pit heap leach gold and silver mine commenced in October 2009 and was approximately 40% complete by year end.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

OVERALL PERFORMANCE (continued)

  An independent feasibility study for Santa Elena based on the independent Pre-Feasibility (“PFS”) and internal feasibility studies was implemented under the supervision of SRK Consulting Inc. from Denver, Colorado. Results from this study are expected in 2010. Emphasis of the study is on mining optimization of the current open pit reserve and revision of the PFS Life of Mine Plan (“LOMP”).

  Detailed metallurgical work was completed by Metcon Research in Tucson, Arizona. Work included 9 large diameter 6 metre high column test for an average 150 days. Results confirmed early PFS work completed by SGS Canada Inc. and others in 2008. Mineralized material from depth was tested and showed minor recovery changes compared to shallower material. Overall, recoveries for the open pit reserves range from 60 to 74% for gold and 26 to 44% for silver.

  11 shallow reverse circulation drill holes were completed in the Phase I open pit. These in-fill holes will be used by SRK Consulting Inc. for the revised Life of Mine Plan and Feasibility Study.

  Four priority exploration targets have been defined at Santa Elena with follow up work anticipated in late 2010 and 2011 following start up of production.

  Resources were upgraded to reflect potential underground mineralization (see SANTA ELENA PROJECT section).

SANTA ELENA PROJECT

Since the initial acquisition of the property, the Company has completed a total of 98 core holes (15,879 metres), four geotechnical core holes (1,163 metres), pre-2009 21 reverse circulation drill holes (4,308 metres) and 11 reverse circulation drill holes (577 metres) to upgrade and expand the Reserves and Resources and has completed a Pre- Feasibilty Study to define the economic viability of the project. In September and October, 2009 pre-production in-fill drilling was completed for the area of the open pit representing the first 2 years of production.

Based on the work carried out to date the estimate of mineable Reserves within the current open pit limits are shown in the following table:

Santa Elena Mineable Reserves- August 2008

Reserve	Million Metric	Au	Ag	Million Short	Au	Ag	Contained Gold	Contained
Category¹	Tonnes	gpt	gpt	Tons	opt	opt	Ounces[2]	Silver Ounces

Probable	6.54	1.61	56.70	7.21	0.047	1.68	339,600	11,927,100

In January 2009, new Indicated and Inferred Resources, which exclude the mineable Reserves above, were completed and announced in a press release January 15, 2009 and shown in the following table:

Indicated and Inferred Mineral Resources – January 2009 (1) (Excludes Mineable Reserves)

	Category	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
		(000s)	(Au g/t)	(Ag g/t)	(ounces)	(ounces)
Santa Elena(2)(3)(4)	Indicated	2,161	2.75	170.2	190,666	11,815,600
(Overall)	Inferred	3,259	1.11	76.2	116,235	7,977,000

Santa Elena(4)(5)(6)(7)	Indicated	1,084	2.10	127.6	73,235	4,448,800
(“Underground”)	Inferred	1,350	1.94	121.5	84,057	5,276,300

(1)

The mineral resource estimates for the Santa Elena Project set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral resources are classified as indicated and inferred and are based on the CIM Standards.

(2)	Composites capped at 12 grams of gold per tonne and 300 grams of silver per tonne.
(3)	Cut-off grade of 0.5 grams of gold equivalent for the “Overall” resources.
(4)	Numbers have been rounded.
(5)

“Underground” Mineral Resources are estimated at a cut-off grade of 1.75 g/t Au equivalent at a ratio of 83:1 (Ag:Au) using a 94% Au recovery and 80% Ag recovery and are included in the “Overall” resources.

(6)	Mineral Resources are estimated using a long-term gold price of US$850 per ounce, a silver price of US$12 per ounce, and a US$:peso exchange rate of 1:10.58.
(7)	Minimum mining width of 2 metres.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

SANTA ELENA PROJECT (continued)

A Technical Report dated February 15, 2009 was filed on SEDAR for the new resources. The estimated Underground Resources have been extracted from the Overall Resources as shown in the table below by applying a cut-off grade of 1.75 g/t. The Probable Reserve estimate remained the same as shown above and stated in the Pre-Feasibility Study dated August 11, 2008 and is not part of the Indicated and Inferred Resource estimate.

The Base Case economics from the Pre-Feasibility study completed in 2008 showed a pre-tax Internal Rate of Return of 100% and a pre-tax cash flow of US$103.7 million utilizing only the Reserves setout above. The payback period for the initial capital of US$20 million is approximately 12 months. The open pit heap leach operation will process ore at a rate of 2,500 tonnes per day and is expected to produce an average of 30,000 ounces of gold and 500,000 ounces of silver per year for an estimated mine life of 8 years. Metal prices for the purpose of the Base Case economic analyses were US$765 and US$11.95 for gold and silver respectively.

Project Economics & Metal Price Sensitivities

Case	Average	Average	Pre-Tax Cash Flow	Pre-Tax IRR	Pre- Tax NPV
	Gold Price (US$)	Silver Price (US$)	(US$ millions)%		@ 8% Discount
					(US$ millions)
Low	$600	$10.00	$56.3	62.0%	$34.7
Base	$765	$11.95	$103.7	100.5%	$67.0
High	$900	$17.00	$156.9	138.3%	$102.7
Current Prices	$1,000	$20.00	$193.2	163.4%	$127.2

For the Base Case, the average net cash flow (pre-tax) is approximately US$10 million per year over the mine life. After initial capital payback, average net cash flow (pre-tax) for each of years 2 and 3 is projected to be greater than US$20 million. The potential underground operation with possible conventional milling was not included in this evaluation. The mine recoverable, fully diluted Reserves set out in this report were estimated on the basis of 40 drill holes.

During the year ended December 31, 2009, the Company made acquisition and options payment of US$2,700,000 ($2,943,035). The Company paid US$2,175,000 in cash and US$525,000 by issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share. The Company incurred deferred development costs of $1,786,603 on the Santa Elena Project. Most of the expenses incurred during the year consist of technical and consulting $845,901, salaries $506,490, professional fees $144,304 and operations $133,287.

In the first quarter of 2010, the Santa Elena Mine construction continued with most of the earthworks completed, including access roads, crusher area, leach pads, ponds, Merrill Crowe plant and administration office. The administration office structure was erected in January 2010.

As of March 31, 2010, the Santa Elena Mine was approximately 50% complete, on schedule for first metal pour in mid-2010 and is currently under the planned budget of US$20 million.

An expansion plan has been implemented which includes studying the economic viability of Santa Elena underground resources, Cruz de Mayo resources, and re-treatment of the heaps using a conventional CCD mill. Work will be implemented in late 2010 and early 2011 to potentially increase production and the Life of Mine Plan.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

CRUZ DE MAYO PROJECT - Sonora, Mexico

There was no work carried out at Cruz de Mayo during the year ended December 31, 2009. Estimated Resources at Cruz de Mayo based on prior work by the Company are presented in the following table and can be found in a Technical Report filed on SEDAR;

	Category	Tonnes	Silver Grade	Contained Silver
		(000s)	(g/t Ag)	(ounces)
Cruz de Mayo	Indicated	1,141	64.15	2,353,400
	Inferred	6,065	66.50	12,967,100

*Based on a cutoff grade of 30 gpt silver, all numbers rounded.

SILVER ANGEL – Mexico

The Company holds a 100% interest in mineral properties located in the Northern Sierra Madre range in Mexico, acquired by concession applications. As a result of mixed exploration results, the Company elected to write-off the accumulated mineral property expenditures of $979,205 to operations effective December 31, 2009. Concessions have been significantly reduced in size and further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project is on hold until the Salvadoran government is in a position to issue exploration and exploitation permits. The expenses for the country have been written off. The Company is monitoring the outcome of a lawsuit filed by Pacific Rim Inc., a Vancouver-based company, against the Government of El Salvador and will determine its next steps at El Zapote depending, in part, on the outcome of these proceedings.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date primarily through the issuance of common shares and proceeds from Macquarie Bank Limited (“MBL”) credit and loan facilities. The Company currently has no operations from which to derive revenues. It receives minor income from interest on cash balances.

Net cash used for investing activities for the year ended December 31, 2009 was $8,604,170 (2008 - $11,455,395). Cash used during the year consists of $4,178,858 (2008 - $7,168,793) spent on mineral properties and $4,425,312 (2008 - $4,286,602) on equipment acquisition primarily for the Santa Elena Project in Mexico.

Net cash provided by financing activities for the year ended December 31, 2009 was $22,445,301 (2008 - $13,326,113). On June 25, 2009 the Company completed a financing offering of 12,650,000 Units at $0.50 per Unit for gross proceeds of $6,325,000. In connection with the offering the Company incurred share issuance and agent costs of $694,447. On November 27, 2009 the Company drew down an Upfront Deposit of US$12 million ($12,559,200) in accordance with the definitive Purchase Agreement with Sandstorm Resources Ltd. The Company drew down in aggregate $10,211,403 (2008 - $3,000,000) from Macquarie Bank Limited and repaid $6,000,000 (2008 - $Nil) to Macquarie Bank Limited during the year.

The Company’s working capital at December 31, 2009 was $15,788,971 which is expected to be sufficient to fund the construction of the Santa Elena Project in Mexico as well as its administrative obligations planned for 2010. If the funds and available financing are insufficient for the construction of the Santa Elena Mine, operating and administrative obligations, management will seek out additional financing from all available sources which would assure continuation of the Company’s operations and development programs.

Sandstorm Resources Ltd. (“Sandstorm”) Agreement

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm under which the Company’s wholly-owned Mexican subsidiary Nusantara De Mexico S.A. De C.V. agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of US$12 million plus make ongoing per-ounce payments equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production. The Upfront Deposit will be used to fund construction and development of the Santa Elena Project and for general and administrative costs associated therewith.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of US$450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred to determine the economic viability and to construct the underground mine.

The Upfront Deposit of US$12 million was received on November 27, 2009. In connection with the Sandstorm Agreement the Company paid a 5% finder’s fee totaling US$600,000.

Sandstorm has guaranteed its obligations under the agreement and has issued 3,500,000 of its common shares to the Company in consideration for the Company’s guarantee of its subsidiary’s obligations under the agreement. The fair value of the shares at December 31, 2009 was $1,960,000.

For more detailed information on this transaction please refer to news releases dated March 12, April 16, 2009 and November 30, 2009 on the Company’s web site at www.silvercrestmines.com and the Prospectus filed on SEDAR @ www.sedar.com.

Macquarie Bank Limited (“MBL”) Project Loan Facility and Hedging Facilities

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a US$12.5 million Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development of the Company’s Santa Elena Project in Mexico.

The Company drew down US$6.8 million on December 9, 2009 to repay the Company’s $6 million Credit Agreement and various transaction costs associated with the Project Loan. The Project Loan will bear interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan. The Project Loan shall be repaid in full on or before September 30, 2013 pursuant to an amortization schedule. The loan is secured by the assets of the Company.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

In consideration for the provision of the Project Loan, the Company paid a facility fee of US$625,000 and issued 5 million warrants to purchase common shares at $0.90 per share expiring on November 24, 2012 which vest prorate with the drawdown of the Project Loan. MBL agreed to cancel their outstanding 3,216,782 warrants on initial draw down of the Project Loan.

The incremental fair value of the warrants was calculated at $849,000 which has been allocated to transaction costs and contributed surplus in 2009. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

The Hedging Facility was established on June 12, 2009 and amended on November 26, 2009 between the Borrower and MBL to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production. This will guarantee proceeds over three years off approximately US$50.9 million.

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Project however it does not meet the requirements for hedge accounting under current Canadian generally accepted accounting principles (Canadian GAAP). Financial derivative instruments, those which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the year. As at December 31, 2009, the Hedging Facility has resulted in a mark-to-market derivative instrument liability of $9,267,650.

Macquarie Bank Limited Credit Agreement

By agreement dated for reference July 3, 2008 and amended June 9, 2009, the Company entered into a $6 million Credit Agreement with MBL. The loan was secured by the assets of the Company.

The Company drew down the First Tranche, $3 million in 2008 to complete a feasibility study on the Company’s Santa Elena Project. Interest was charged at LIBOR plus 2.75% . A facility fee of $120,000 was paid to MBL and 2,307,692 warrants to purchase common shares at $1.30 per share were issued. These warrants were cancelled pursuant to the Project Loan. The fair value of the warrants was calculated at $900,000 and was allocated to transaction costs and contributed surplus in 2008.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.56%
Expected dividend yield	-
Expected volatility	75.32%
Expected life	2 years

On June 15, 2009 the Company drew down the Second Tranche, $3 million to partially fund the remaining acquisition cost of the Company’s Santa Elena Project. Interest was charged at LIBOR plus 7.5% . A facility fee of $60,000 was paid to MBL which has been allocated to transaction costs and the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of US$1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.01%
Expected dividend yield	-
Expected volatility	27.07%
Expected life	3 years

As at December 31, 2009 the fair value of the European gold call option has resulted in a derivative instrument liability of $1,326,260.

The $6 million debt was repaid in full on December 9, 2009 with the first draw down of the Project Loan. During the year the Company paid $1,005,192 in transaction costs relating to the MBL Project Loan and Credit Agreement.

For more detailed information on this transaction please refer to news releases dated June 8, June 15, 2009 and November 26, 2009 on the Company’s web site at www.silvercrestmines.com and the Prospectus filed on SEDAR @ www.sedar.com .

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

The following table contains selected financial information of the Company’s liquidity and capital resources:

	2009	2008	2007
Cash and cash equivalents	$13,770,106	$3,868,799	$3,008,558
Mineral properties	$15,864,134	$12,004,001	$8,720,165
Working capital	$15,788,971	$3,642,712	$2,762,574

FINANCIAL PERFORMANCE

Results of operations for the year ended December 31, 2009 and December 31, 2008

The net loss for the year ended December 31, 2009 is $15,741,372 as compared to $6,955,007 in 2008. The principal differences of note are as follows:

  General and administration expenses decreased by $745,440. Stock based compensation decreased to $263,141 (2008 - $1,172,955) due to a change in vesting terms of stock options granted to officers, directors and consultants. Management fees decreased to $350,000 (2008 - $401,000) as no bonus was expensed during the year for services rendered in 2009. General exploration amounted to $157,369 (2008 - $NIL) for maintenance of the El Zapote project in El Salvador.
  Foreign exchange loss amounted to $134,471 from a gain of $397,906 as a result of changes in currency valuations of the Company’s US dollar holdings.
  Interest on debt amounted to $249,390 (2008 - $71,231) due to greater interest rates charged on the Company’s MBL Project Loan and Credit Agreement.
  Interest income decreased to $10,144 (2008 - $192,092) due to fluctuations in cash balance and lower market interest rates.
  Transaction costs amounted to $2,540,863 (2008 - $1,070,414) in relation to the Sandstorm Purchase Agreement and the MBL Project Loan and Credit Agreement entered into in the year. The costs include a fair value calculation of $849,000 for 5 million warrants issued to MBL in connection with the Project Loan.
  Unrealized gain on held-for-trading securities amounted to $437,500 (2008 - $Nil) due to the market to market gain on the 3.5 million common shares of Sandstorm issued in consideration of the Company’s guarantee of its subsidiary’s obligation under the Purchase Agreement.
  Unrealized loss on derivative instruments amounted to $10,593,910 (2008 - $Nil). Under Canadian GAAP the Company’s derivative instruments are fair valued at the balance sheet date with the resulting gain or losses included in the results for the year. The unrealized derivative loss comprises $9,267,650 relating to the fair value of the MBL gold price protection program and $1,326,260 relating to the fair value of the MBL European gold call option.
  Write–off of mineral property decreased to $979,205 (2008 - $3,966,743). Due to mixed exploration results, the Company elected to write-off the expenditures incurred to date on the Silver Angel Project located in the Northern Sierra Madre range in Mexico.

Results of operations for the three months ended December 31, 2009 and December 31, 2008

The net loss for the three months ended December 31, 2009 is $8,757,470 as compared to $4,939,692 in 2008. The principal differences of note are as follows:

  General and administration expenses amounted to $437,758 (2008 - $326,358). Stock based compensation amounted to $73,025 (2008 – ($88,670)) due to a fourth quarter vesting correction in 2008. Management fees amounted to $87,500 (2008 – $175,000) as no management bonus was expensed compared with 2008.
  Foreign exchange gain amounted to $130,528 (2008 - $405,817) as a result of changes in currency valuations of the Company’s US dollar holdings.
  Transaction costs amounted to $2,367,988 (2008 - $1,070,414) in relation to the Sandstorm Purchase Agreement and the MBL Project Loan entered into in the fourth quarter.
  Unrealized gain on held-for-trading securities of $437,500 (2008 - $Nil), unrealized loss on derivative instruments of $5,452,959 (2008 - $Nil) and write-off of mineral property of $979,205 (2008 - $3,966,743) were expensed in the fourth quarter and are described above.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

SELECTED ANNUAL INFORMATION

		2009		2008		2007
Total revenues	$	Nil	$	Nil	$	Nil
Net loss for the year (1)		$(15,741,372)		$(6,955,007)		$(815,297)
Net loss per share (2)		$(0.30)		$(0.16)		$(0.02)
Total assets (3)		$41,385,582		$20,616,162		$12,018,455
Total long term debt		$7,116,880		$3,000,000	$	Nil
Cash dividends declared per share	$	Nil	$	Nil	$	Nil

(1)	The net loss for 2009 is due primarily to an unrealized loss on derivative instruments and in 2008 due to the write-off of mineral property expenditures and stock based compensation.
(2)	All per share amounts are calculated on a weighted average basis.
(3)	Total assets increased in 2009 as a result of the Upfront Deposit drawn down in November and the construction of the Company’s Santa Elena Project in Mexico.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

Period		Revenues	Net Loss	Net Loss per Share(1)
Q4 December 31, 2009	$	Nil	$(8,757,470)	$(0.16)
Q3 September 30, 2009	$	Nil	$(4,400,005)	$(0.08)
Q2 June 30, 2009	$	Nil	$(2,339,424)	$(0.05)
Q1 March 31, 2009	$	Nil	$(244,473)	$(0.01)
Q4 December 31, 2008	$	Nil	$(4,939,692)	$(0.11)
Q3 September 30, 2008	$	Nil	$(856,953)	$(0.02)
Q2 June 30, 2008	$	Nil	$(250,941)	$(0.01)
Q1 March 31, 2008	$	Nil	$(907,421)	$(0.02)

(1) All per share amounts are calculated on a weighted average basis.

The large net loss for the fourth quarter of 2008 is due primarily to transaction costs and the write-off of a mineral property. The large net loss for the second, third and fourth quarter of 2009 is primarily due to unrealized losses on derivative instruments.

COMMITMENTS AND CONTINGENCY

The Company has entered into several agreements regarding the mine construction, these are as follows;

In 2008, the Company agreed to have a heap leaching processing plant and refinery constructed for a total price of US$1,253,070. The Company has paid US$1,190,146 ($1,413,901) and will pay the final balance of US$62,924 on acceptance of performance testing.

In October 2009, the Company agreed to purchase generators for power generation for a total price of US$762,390. The Company paid US$76,239 ($82,142) in November 2009, US$266,837 in January 2010, US$266,836 in February 2010, and will pay the remaining balance of US$152,478 once the generators are delivered and installed.

In October 2009, the Company agreed to purchase certain automotive equipment for a total price of US$219,380. The Company will pay 10% once the purchase order is signed, 45% within two weeks of the purchase order and the remaining 45% once the equipment is delivered and installed.

In January 2010, the Company entered into an agreement with a construction contractor relating to the mine construction. The Company agreed to pay a total of $951,181 (MXP 11,798,455) as follows; 30% $285,354 (MXP 3,539,537) paid in February 2010 as a deposit; invoices to be applied to the deposit with the remaining balance to be paid over time according to invoices submitted and approved for payment.

The Company has entered into an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2010	$49,491
Year ending December 31, 2011	49,491
Year ending December 31, 2012	28,870
$127,852

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

COMMITMENTS AND CONTINGENCY (continued)

The Company will pay a management bonus totaling $175,000 in fiscal 2010 if the milestone of commercial production is met at the Company’s Santa Elena Project, in Mexico.

INVESTOR RELATIONS

Management and company personnel currently perform all investor relation services. There are no external investor relation contracts or commitments at December 31, 2009. Investor relations activities consist mainly of web-site and print advertising. Shareholder communications comprises communicating with existing shareholders, broadcasting news releases, printing, production work for the Company’s website, and direct website expenses. The Company also attends trade shows on a regular basis to present the affairs and merits of the Company to potential investors.

SUBSEQUENT EVENT

Capital stock

As at the date hereof, 248,500 warrants were exercised at $0.65 per share for cash proceeds of $161,525.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2009, the Company has no off balance sheet arrangements.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at December 31, 2009, the Company had outstanding 59,433,929 common shares. In addition the Company had outstanding 4,480,000 share purchase options and 13,888,517 share purchase warrants for total diluted shares outstanding of 77,802,446.

As at the date hereof, the Company has outstanding 59,682,429 common shares. In addition the Company has outstanding 4,480,000 share purchase options and 13,640,017 share purchase warrants for total diluted shares outstanding of 77,802,446. The increase in common shares is a result of 248,500 warrants exercised.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)	Paid or accrued $350,000 (2008 - $401,000) for management fees to companies controlled by two directors.

b)	Paid or accrued $175,000 (2008 - $244,250) for project management fees to an officer of the Company which are included in deferred development expenditures.

c)	Paid or accrued $55,430 (2008 - $52,672) to a company controlled by an officer for general expenses in deferred development costs.

d)

Paid or accrued $89,174 (2008 - $91,495) for legal fees which were included in professional fees, $130,747 (2008 - $61,116) for share issuance costs and $116,120 (2008 - $NIL) for transaction costs paid to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at December 31, 2009 is $8,532 (2008 - $2,462) due to a law firm of which an officer of the Company is a partner and $104,266 (2008 - $64,169) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

c. Foreign Currency Risk

The Company operates in Canada, United States, Mexico and EL Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2009, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar (1)	Mexican Peso (1)	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	18,174,867

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

(1)	The Company used 1.0466 (US Dollar) and 0.08012 (Mexican Peso) as exchange rates at December 31, 2009 to translate the financial assets and liabilities to Canadian Dollars.

Based on the above net exposures at December 31, 2009 a 10% appreciation of the Canadian dollar against the US dollar and Mexican Peso, with all other variables held constant would result in approximately a $640,000 decrease in the Company’s loss and comprehensive loss for the year.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At December 31, 2008, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar (1)	Mexican Peso (1)	Total
Cash and cash equivalents	$1,298,756	$2,462,649	$107,394	$3,868,799
Amounts receivable	32,397	3,659	1,711	$37,767
Total Assets	1,331,153	2,466,308	109,105	3,906,566

Amounts payable and accrued liabilities	192,864	433,589	42,358	668,811
Long term debt	3,000,000		-	3,000,000
Total Liabilities	3,192,864	433,589	42,358	3,668,811

Net Assets (Liabilities)	$(1,861,711)	$2,032,719	$66,747	$237,755

(1)	The Company used 1.2246 (US Dollar) and 0.0885 (Mexican Peso) as exchange rates at December 31, 2009 to translate the financial assets and liabilities to Canadian Dollars.

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6% which currently is approximately 6.25% . At December 31, 2009, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the year.

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate this risk, the Company has entered into a gold price protection program. The gold price protection program is comprised of 55,000 ounces of sold call options for the first three years of production of the Santa Elena Project at a minimum price of US$926.50 per ounce. As at December 31, 2009, the Company has a mark to market derivative instrument liability of $9,267,650.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, cash equivalents, securities, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates their carrying value given that the interest rates have not changed materially.

CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a)	Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b)

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c)	Level 3 – Applies to assets or liabilities for which there are unobservable market data.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At December 31, 2009, the Company’s classification of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$13,770,106	$-	$	- $	13,770,106
Held-for-trading securities	1,960,000	-		-	1,960,000
Total Assets	15,730,106	-		-	15,730,106

Derivative instruments	-	10,593,910		-	10,593,910
Total Liabilities	$-	$10,593,910	$	- $	10,593,910

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2009, the Company adopted the new CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian public enterprises need to adopt IFRS effective for years beginning on or after January 1, 2011. The Company’s first mandatory filing under IFRS will be the unaudited interim financial statements for the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010 , an opening balance sheet as at January 1, 2010 and full disclosure of all new IFRS policies.

The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. Although IFRS uses a conceptual framework similar to GAAP, there are significant differences in recognition, measurement and disclosure.

In January 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010.

During 2009, the Company’s financial controller and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS. The examination revealed that there were a number of key accounting areas where IFRS differs from current Canadian GAAP and also identified alternatives in those and other key areas. The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company’s conversion to IFRS in 2011.

The Company is in the process of completing its detailed review and assessment of IFRS standards, and has preliminarily identified those standards which it believes will have the most material impact on the Company as follows:

Property, Plant and Equipment (“PP&E”)

Under IFRS, PP&E can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. The Company is in the process of identifying the potential impact on the property, plant and equipment balance.

In accordance with International Accounting Standard (IAS) 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and accounts for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Asset Retirement Obligations (ARO)

IFRS requires ARO’s to be adjusted to the discount rate in affect at each balance sheet date while Canadian GAAP retains the historical discount rate. In addition, IFRS requires that ARO are accrued for constructive as well as legal obligations. Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

Impairment of Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. IAS 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. Canadian GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. In addition, the potential for asset impairments will increase in the future.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Share Based Payments

IFRS and Canadian GAAP largely converge on the accounting treatment for share based transactions with only a few differences. Canadian GAAP allows either accelerated or straight line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the accelerated amortization method and therefore the adoption of IFRS 2 is not expected to have an impact on the Company’s financial statements.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company is expecting to use an estimate of forfeitures when determining the number of equity instruments expected to vest during fiscal 2010. The adoption is not expected to have an impact on the financial statements.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets. The Company can decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study or keep the existing Company policy, if relevant and reliable.

Management has yet to decide on whether or not to fully adopt IFRS 6, “Exploration and Evaluation of Mineral Properties”, and apply the IASB framework.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Currently the functional currency of the consolidated entity is the Canadian dollar (“CAD”) which is also the presentation currency of the Company’s financial statements.

As events and conditions relevant to the Company change, it will re-consider the primary and secondary indicators, as described in IAS 21, in determining the functional currency for each entity.

Going forward under IFRS, management will assess the appropriate functional currency based on existing circumstances which may have a significant impact on the Company’s consolidated financial statements prepared under IFRS.

Future Income Taxes

As with Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings.

Implementing IAS 12, Income Taxes is not expected to have an impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

Presentation and Disclosure

Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

During 2010, the Company will continue to perform detailed assessments and technical analysis that will result in the conclusion of IFRS transitional adjustments, aid decisions on accounting policy choices and assist in the drafting of accounting policies. The Company will continue to assess resource and training requirements as the transition progresses. The Company will continue to monitor standards development as issued by the International Accounting Standards Board and the Canadian Institute of Chartered Accountants Accounting Standards Board, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. There are a number of factors that could negatively affect the Company’s business and the value of the Company’s common shares, including the factors listed below. Additional risks and uncertainties currently not known to the Company or that the Company considers immaterial may also impair the business operations of the Company. If any such risks or uncertainties actually were to occur, the Company’s business, prospects, financial condition and operating results could be materially harmed. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Financing risks

The Company has sufficient financial resources to complete the construction of the Santa Elena Project, carry out planned exploration on all its other projects and to fund its general administrative costs; however, there are no revenues from operations and no assurances that sufficient funding will be available to conduct further exploration and development of its projects or to fund exploration expenditures under the terms of any joint venture or option agreements after that time. If the Company’s exploration and development programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional funding could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties. It is intended that such funding will be obtained primarily from future equity issues. If additional funds are raised from the issuance of equity or equity-linked securities, the percentage ownership of the current shareholders of the Company will be reduced, and the newly issued securities may have rights, preferences or privileges senior to or equal to those of the holders of the Company’s existing common shares. The ability of Company to raise the additional capital and the cost of such capital will depend upon market conditions from time to time. There can be no assurances that such funds will be available at reasonable cost or at all.

Dilution from further equity financing

If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The Company’s Santa Elena Project is currently its sole commercial ore body. There is no assurance that the Company’s mineral exploration and development activities will result in the definition of additional commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the proximity and capacity of milling facilities, mineral markets and processing equipment and governmental regulations including regulations relating to royalties, allowable production and importing and exporting of minerals.

Precious metal price

The principal business activity of the Company is exploration for and development of silver-gold deposits. The future development of economically exploitable properties is largely dependent on the movement in the price of silver and gold. Precious metal prices fluctuate on a daily basis and are affected by a number of factors beyond the control of the Company. A sustained decline in precious metal prices could result in the termination of exploration or development activities on any exploration property. This could result in a write down of the property carrying values or the termination of a property interest. Although precious metal prices cannot be predicted with certainty, the Company monitors supply/demand conditions, among other issues, all of which affect world prices in order to assess the feasibility of continuing exploration activities.

Currency fluctuation and convertibility

The Company’s operations are primarily conducted in U.S. dollars and Central American currencies and many of the Company’s obligations are denominated in United States dollars and Central American currencies. As a result, the Company is subject to foreign currency fluctuations and such fluctuations may adversely affect the Company’s financial position and results by significantly increasing the cost of such operations and obligations.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

RISK FACTORS (continued)

Political and economic instability

The Company’s foreign operations located in Central America could be adversely affected by possible political or economic instability. Changes in mining or investment policies or shifts in political attitude in those countries may adversely affect the Company’s business and in extreme cases, result in denial of access to properties or expropriation with or without compensation. Operations if any may be affected in varying degrees by government regulations with respect to restrictions on production price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Ongoing management of these factors varies with development stage and jurisdiction and cannot be accurately predicted. In order to limit the exposure of the Company to these risks, financing requirements for project exploration and development activities is provided on an “as required” basis. The Company does not maintain political risk insurance for its foreign exploration projects.

Environmental risks and other regulatory requirements

All phases of the Company operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies, their officers, directors, and employees. There is no assurance that changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Future operations, if any, of the Company, including commencement of production on the Santa Elena Project and development activities and on its other properties, will require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the construction of any mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Operating hazards and risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company may have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Although the Company currently maintains insurance to cover some of these risks, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

There is a degree of uncertainty attributable to the calculation of mineral resources and reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, quantity of reserves and grade must be considered as estimates only. In addition, the quantity or reserves may vary depending on metal prices. Any material change in quantity of reserves, grade or recovery ratio may affect the economic viability of the Company's properties. In addition, there is no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

RISK FACTORS (continued)

Competition

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

No assurance of titles

The Company’s title to its mineral properties may be subject to challenge. While title to the properties has been diligently investigated and, to the best of the Company’s knowledge, title to all properties in which it has, or has the right to acquire, an interest is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims by native, aboriginal or indigenous peoples and title may be affected by undetected defects or governmental actions. With the exception of the Company’s properties located in Mexico, none of the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed and accordingly, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be in doubt.

Key personnel

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees. The loss of the services of such key personnel could have a material adverse effect on the Company’s business. The number of persons skilled in the acquisition, exploration, development and operation of mineral properties is limited and competition for such persons is intense. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on the Company’s future operations.

Accounting policies

The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgments or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management exercises judgments in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in the Company reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.

Conflicts of interest

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of those consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by procedures prescribed in the Company’s Code of Ethics and by the Canada Business Corporations Act.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

SILVERCREST MINES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2009	TSX.V:SVL

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the year ended December 31, 2009.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.